Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

BALLARD®

Ballard Announces Third Quarter 2015 Conference Call

For Immediate Release – October 14, 2015

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) will hold a conference call on Wednesday, October 28, 2015 at 8:00 a.m. PDT (11:00 a.m. EDT) to review third quarter 2015 operating results.

The live call can be accessed by dialing +1-604-638-5340. Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the webcast will be archived in the 'Quarterly Results' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Further Information
Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com